                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                      Universal Compression Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   913431 10 2
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Burt M. Martin
                         Weatherford International, Inc.
                        515 Post Oak Boulevard, Suite 600
                              Houston, Texas 77027
                                 (713) 693-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 6, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e),ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 9134341 10 2

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEUS Holding, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                           [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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           NUMBER OF        7    SOLE VOTING POWER
            SHARES
         BENEFICIALLY            13,750,000 shares
           OWNED BY       ------------------------------------------------------
             EACH           8    SHARED VOTING POWER
           REPORTING
            PERSON               -0-
             WITH         ------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 13,750,000 shares
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,750,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45% (based on Current Report on Form 8-K filed by the
          Issuer in December 2001)
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO.          9134341 10 2

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Weatherford International, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                           [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
           NUMBER OF        7    SOLE VOTING POWER
            SHARES
         BENEFICIALLY            13,750,000 shares
           OWNED BY       ------------------------------------------------------
             EACH           8    SHARED VOTING POWER
           REPORTING
            PERSON               -0-
             WITH         ------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 13,750,000 shares
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,750,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45% (based on Current Report on Form 8-K filed by the
          Issuer in December 2001)
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 3 (this "Amendment No. 3") to the Statement on
Schedule 13D filed on November 2, 2000, as amended by Amendment No. 1 filed on November 3, 2000 and as amended by Amendment No. 2 filed on February 14, 2001 (collectively, the "Statement"), relates to the beneficial ownership of shares of common stock, par value $0.01 per share ("Universal Common Stock"), of Universal Compression Holdings, Inc. ("Universal"). The address of Universal's principal executive offices is 4440 Brittmoore Road, Houston, Texas 77041.

        This Amendment No. 3 is being filed by Weatherford International, Inc., a Delaware corporation ("Weatherford"), and WEUS Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford ("WEUS") (each individually a "Reporting Person" and together, the "Reporting Persons") to amend Items 1, 2, 3, 4, 5 and 7 of the Statement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

        Schedule I of the Statement, which contains information concerning the executive officers and directors of Weatherford, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, is hereby amended and restated in its entirety by Schedule I attached hereto and incorporated herein by reference. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Weatherford. Except for Weatherford's control of WEUS, no corporation or other person is or may be deemed to be ultimately in control of Weatherford or WEUS.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

        The last paragraph of Item 3 of Amendment No. 2 is hereby amended and restated in its entirety to read as follows:

        The transactions contemplated by the Purchase Agreement were consummated immediately prior to the effective time of the Merger. The Stockholders' Agreement automatically terminated at the effective time of the Merger. The Registration Rights Agreement and the Transitional Services Agreement (together, the "Agreements") remain in effect, however as of December 6, 2001 the Voting Agreement has been terminated. For a description of these Agreements, see the sections in Item 4 of the Statement entitled "The Registration Rights Agreement" and "The Transitional Services Agreement," which descriptions are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 of the Statement is hereby amended to include the following as the first paragraph under the section entitled "The Voting Agreement":

        On December 6, 2001, Castle Harlan Partners III, L.P. and its affiliates distributed their remaining shares of Universal Common Stock to their partners and members. Concurrently with the distribution, Castle Harlan and its affiliates own less than 5% of Universal Common Stock thus triggering termination of the Voting Agreement as described below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Section (a) of Item 5 of Amendment No. 2 is hereby amended to replace the second paragraph follows:

        The aggregate 13,750,000 shares of Universal Common Stock that the Reporting Persons may be deemed to beneficially own represent approximately 45% of the outstanding shares of Universal Common Stock. WEUS acquired these shares upon consummation of the Merger as a result of the automatic conversion of the Enterra shares into the right to receive the Merger Consideration at the effective time of the Merger. The Reporting Persons are no longer deemed to be beneficial owners of the 5,494,847 shares of Universal Common Stock that were the Pre-Merger Shares (as defined in the Statement) subject to the Stockholders' Agreement.

        Section (b) of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

        (b) The number of shares of Universal Common Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Amendment No. 3, and such information is incorporated herein by reference.

        Following the effective time of the Merger and the termination of the Stockholders' Agreement, the Reporting Persons are no longer deemed to have shared voting power with respect to the Pre-Merger Shares. The Reporting Persons may be deemed to have the sole power to vote or direct the voting of up to 13,750,000 shares of Universal Common Stock received upon consummation of the Merger, which amount is equal to 45% of the shares of Universal Common Stock to be outstanding after the Merger.

        The Reporting Persons may be deemed to have the sole power to dispose of or direct the disposition of all 13,750,000 shares of Universal Common Stock acquired in connection with the Merger and will not share the power to dispose of or direct the disposition of such shares with any other person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended and supplemented to include the following:

        A. Joint Filing Agreement

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2001


                                 WEATHERFORD INTERNATIONAL, INC.

                                 By: /s/ Burt M. Martin
                                     ----------------------------------
                                 Name: Burt M. Martin
                                 Title: Vice President - Law, Secretary


                                 WEUS HOLDING, INC.

                                 By: /s/ Burt M. Martin
                                     ----------------------------------
                                 Name: Burt M. Martin
                                 Title: Assistant Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         WEATHERFORD INTERNATIONAL, INC.


    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Weatherford. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Weatherford, and the business address of each such person is c/o Weatherford International, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 Present Principal Occupation or Employment;
Name                                                    Business Address
----                             ------------------------------------------------------------
Bernard J. Duroc-Danner          Chairman of the Board of Directors, President and Chief
                                 Executive Officer

Donald R. Galletly               Senior Vice President - Communications and Investor Relations

E. Lee Colley, III               Senior Vice President and President - Artificial Lift Systems

Jon R. Nicholson                 Senior Vice President - Human Resources

Gary L. Warren                   Senior Vice President and President - Drilling & Intervention
                                 Services

Mark E. Hopmann                  Senior Vice President and President - Completion Systems

James N. Parmigiano              Vice President - Operational Controller

Lisa W. Rodriguez                Vice President - Finance & Accounting

Burt M. Martin                   Vice President - Law and Secretary

James M. Hudgins                 Tax Director, Treasurer and Assistant Secretary

                                  Present Principal Occupation or Employment;
Name                                            Business Address
----                              ---------------------------------------------------
Elizabeth N. Idom                 Assistant Treasurer

Philip                            Burguieres Director of Weatherford and Chief Executive
                                  Officer of EMC Holdings, LLC, a private energy investment
                                  firm
                                  711 Louisiana, 33rd Floor
                                  Houston, Texas 77002

David J. Butters                  Director of Weatherford and a Managing Director of Lehman
                                  Brothers Inc., an investment banking company
                                  Lehman Brothers Inc.
                                  3 World Financial Center
                                  200 Vesey Street, 11th Floor
                                  New York, New York 10285

Sheldon B. Lubar                  Director of Weatherford and Chairman of Lubar & Co., a private investment and management company
                                  Lubar & Co.
                                  700 North Water St., #1200
                                  Milwaukee, Wisconsin 53202

William Macaulay                  Director of Weatherford and Chief Executive Officer of
                                  First Reserve Corporation, a corporation that manages
                                  various investment company funds
                                  First Reserve Corporation 475 Steamboat
                                  Road Greenwich, Connecticut 06830

Robert B. Millard                 Director of Weatherford and a Managing Director of Lehman
                                  Brothers Inc., an investment banking company
                                  Lehman Brothers Inc.
                                  3 World Financial Center
                                  200 Vesey Street, 11th Floor
                                  New York, New York 10285

Robert K. Moses, Jr.              Director of Weatherford and a private investor, principally in the oil and gas exploration and oilfield services business in Houston, Texas
                                  Black Jack Resources, Inc.
                                  4544 Post Oak Place Dr., #320
                                  Houston, Texas 77027

                                 Present Principal Occupation or Employment;
Name                                           Business Address
----                             ---------------------------------------------------
Robert A. Rayne                  Director of Weatherford and an Executive Director of London
                                 Merchant Securities plc, a United Kingdom-listed public limited company engaged in property investment and development with major investments in leisure enterprises
                                 London Merchant Securities plc
                                 33 Robert Adam Street
                                 London W1M 5AH England
                                 Mr. Rayne is a citizen of the U.K.

                                  EXHIBIT INDEX


     A.   Joint Filing Agreement